UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Exact name of registrant as specified in its charter)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province,

People’s Republic of China 325025

Tel: +86-577-86852999

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Closing of a Private Placement Transaction

As previously disclosed in the Form 6-K dated February 27, 2026, ZK INTERNATIONAL GROUP CO., LTD. (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain non-U.S. investors (collectively, the “Purchasers”) pursuant to which the Company agreed to sell to the Purchasers an aggregate of 40,040,000 ordinary shares, no par value per share (the “Ordinary Shares”), of the Company at a price of US$0.50 per share to purchase an aggregate of 40,040,000 Ordinary Shares, for the aggregate purchase price of approximately US$20,020,000, which purchase price should be paid by the Purchasers in US$ fiat money or in cryptocurrencies, in the sole discretion of the Company (the “Offering”).

Upon satisfying all closing conditions, as of the date of this Form 6-K, the Offering has been consummated by the Company, and the Company has completed the private placement closing and issued an aggregate of 40,040,000 Ordinary Shares to the Purchasers. The form of the SPA was furnished as Exhibit 99.1 to the Form 6-K dated March 02, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 19, 2026

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Ruihong Ma
Name:	Ruihong Ma
Title:	Chief Executive Officer

2